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                             May 13, 2022

       Robert Bohorad
       Chief Executive Officer
       Yuenglings Ice Cream Corporation
       One Glenlake Parkway #650
       Atlanta, GA 30328

                                                        Re: Yuenglings Ice
Cream Corp
                                                            Post-effective
amendment to Offering Statement on Form 1-A
                                                            Filed April 19,
2022
                                                            File No. 024-11517

       Dear Mr. Bohorad:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2022 letter.

       Offering Statement on Form 1-A filed April 19, 2022

       General

   1. We note in your letter dated May 4, 2022 that you concluded that the proposed acquisitions of the
Production Plant and Revolution Desserts, LLC both represent the acquisition of
businesses, with each exceeding the 50% significance threshold outlined in
                                                        Rule 1-02(w) of
Regulation S-X. We further note in your letter dated May 11, 2022 that you intend to fund the
purchase of both acquisitions entirely through the proceeds of this
                                                        Regulation A offering.
As a result, we believe the financial statements of the Production
                                                        Plant and Revolutions
Desserts, LLC represents material information necessary to make the required statements
contained in the offering statement, in light of the circumstances under which they are
made, not misleading. Refer to Rule 252(a) of Regulation A.
 Robert Bohorad
Yuenglings Ice Cream Corporation
May 13, 2022
Page 2
         Accordingly, please amend to include the information required by Part F/S(b)(7) of Form
         1-A and Rules 8-04 and 8-05 of Regulation S-X.
       You may contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood,
Staff Attorney, at (202) 551-3345 with any questions.



FirstName LastNameRobert Bohorad                            Sincerely,
Comapany NameYuenglings Ice Cream Corporation
                                                            Division of
Corporation Finance
May 13, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName